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Filed Pursuant to Rule 433
Dated August 13, 2007
Registration Statement No. 333-144251

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LanOptics Ltd. Second Quarter 2007 Earnings Call
Date: August 13, 2007
Time: 10:00 a.m. EST

Broadcast Transcript:

VE’IDAN CONFERENCE COORDINATOR: Ladies and gentlemen, thank you for standing by.

Welcome to the LanOptics second quarter 2007 results conference call. All participants are at present in listen-only mode. Following management’s formal presentation, instructions will be given for the question and answer session. As a reminder this conference is being recorded, August 13, 2007.

As a reminder, the remarks of management during their presentations and in the question and answer session may contain projections or other forward-looking statements regarding future events or the future performance of the Company. Please note that the safe harbor statement in today’s press release also covers the contents of this conference call.

By now you should have all received the company’s press release, if you have not received it please call CCGK Investor Relations at 1 866 704 6710, or view it in the news section of the company’s website www.lanoptics.com.

I would now like to hand over the call to Mr. Ehud Helft of CCGK Investor Relations. Mr. Helft, would you like to begin?

EHUD HELFT, CCGK Investor Relations: Thank you operator and good day everybody.

I would like to welcome all of you to LanOptics second quarter 2007 results conference call and thank LanOptics’ management for hosting this call.

With us on the line today are:
—	Mr. Eli Fruchter, Chairman of the Board of LanOptics and CEO of EZchip; and
—	Mr. Dror Israel, CFO of LanOptics and EZchip

Eli will open the call by summarizing the main events of the quarter. This will be followed by Dror who will discuss the quarterly financial performance. We will then open the call to a question and answer session.

Before we begin I would like to point out that during this call certain non-GAAP financial measures will be discussed. These non-GAAP measures are used by management to make strategic decisions and forecast future results and the Company believes that these figures provide a better method of evaluating the Company’s current performance. A full reconciliation of our non-GAAP financial measures to GAAP financial measures is included in the earnings release.

I will now hand over the call to LanOptics’ Chairman and EZchip’s CEO, Eli Fruchter … Eli

ELI FRUCHTER, Chairman and EZchip’s CEO: Thank you Ehud and good day everyone.

I am very pleased to welcome you to this earnings conference call.

The second quarter of 2007 was a record quarter for the company, continuing the growth trend evidenced in recent quarters. We generated 192% revenue growth compared with the second quarter last year, and 18% revenue growth compared with the first quarter of 2007.

The NP-2 network processor, launched in July 2006, and which is in production, continues to be a major contributor to our strong sales ramp up, contributing 79% of revenues this quarter compared with 62% last quarter.

One of our two major customers, Juniper, which started shipping NP-2 based products in the second half of last year, showed strong growth this quarter, becoming a 40% contributor to our revenues in the first half of the year. We expect Juniper to continue to launch additional NP-2 and NP-3 based products during ‘07 and ‘08 and continue to increase its contribution to our revenues. The customer is, however, still very early in the product ramp-up and we are unable to yet provide any guidance as to the nature of the ramp-up of that customer, and whether sales will grow on a steady sequential basis. As often mentioned in the past, industry analysts foresee that Juniper, which has historically been a leader in the Carrier space, will continue to be one of the three main suppliers active in the CESR (or Carrier Ethernet Switch and Router) space in the years to come.

I am very pleased to say that Cisco, our other major customer, and the leader in the CESR space, has been making substantial progress in its testing of our NP-3 processor, with very good results so far. We believe that based on the progress that is being made, Cisco will start production sometime during 2008.

The NP-3 processor intended for the general availability is also progressing on track and is scheduled to sample later this year.

All in all, we continue to be extremely encouraged by EZchip’s progress with these two major CESR customers and believe that Juniper will be our main growth driver in the near future and that Cisco will become a significant contributor to our revenues once in full production. At the same time, we continue to add design wins with other networking vendors, many of which are leading tier-1 vendors, design wins that may also turn into important contributors to our long term growth. Some of our other leading teir-1 customers include companies such as Ericsson, Nokia-Siemens, Nortel, Tellabs, Ciena, Huawei and ZTE.

During the quarter we added six new NP-2 and NP-3 design wins, and five design wins entered production. At the end of the quarter we had a total of 115 design wins of which 37 are in production: 20 with NP-2 and 17 with NP-1. Seventy-eight of the design wins are in the product development phase: 75 for NP-2 and NP-3, and three for NP-1. We expect a significant portion of those wins to enter production during the next eighteen months.

We believe that we have not yet realized the full potential of our design wins and it is still too early to accurately forecast our ramp-up. As a result, we may experience unsteadiness in our quarterly revenues in the future.

Looking ahead, in May ‘07 we announced the design of our next generation NP-4 network processor, scheduled to sample in 2008. The NP-4 offers system vendors a significant cost reduction by integrating all the key components of their line card into a single chip. It enables the building of next generation CESR equipment through groundbreaking levels of integration and functionality, providing a total of 100-Gigabit throughput. Integrated hierarchical traffic management assigns individual flows with specific Quality of Service and enforces Service Level Agreements for applications, services and users.

The NP-4 will allow us to offer a compelling solution for CESR applications and we are very excited, and working hard, to ensure the success of this launch. We look forward to updating you on the progress in quarters to come.

On July 2nd we filed a shelf-registration prospectus covering the sale of up to 2.5 million shares to purchase shares issued to EZchip employees upon the exercise of stock options and to raise additional cash.

We are seeing significant growth potential in our current CESR market and our key customers want to feel more comfortable about our balance sheet to support that growth and continue our long term commitment to the NPU space.

In summary, we see the NP-2 and NP-3 driving our growth in the next several years mainly through our two major tier-1 customers and a group of other leading tier-1 vendors. The recently launched next generation NP-4 will hopefully continue growth and innovation for years to come, meeting the growing and ever changing needs of the market.

In terms of financial performance we continue to generate a strong ramp up in revenues, improved performance at both the operating and net levels, and a substantial decline in our cash burn.

Our future revenue ramp-up will depend on the success of our customers’ platforms and the growth rate of the Carrier Ethernet market.

This continues to be a very exciting period for our company, and I look forward to sharing with you all the news and events as they develop.

I would now like to turn over the call to Dror for a more detailed financial review of the quarter. Dror.

DROR ISRAEL, CFO of LanOptics and EZchip: Thank you Eli.

In order to better understand our business we are providing both GAAP and non- GAAP results. While we discuss the non-GAAP results on this call, the GAAP results, and the reconciliation between the figures, are included in our earnings release. The non-GAAP financial measures exclude the effects of stock-based compensation charges, amortization of intangible assets, minority interest in loss of EZchip and non cash interest expense.

Revenues for the second quarter of 2007 totaled $4.6 million, a 192% increase from the $1.6 million generated in the second quarter of 2006, and an 18% increase from the $3.9 million generated in the first quarter 2007.

Revenues from NP-2 constituted 79% of revenues; NP-1 contributed 16%; and the 5% balance resulted mainly from the sale of software tools and services. We expect the NP-2 portion of our sales to continue to increase steadily as we move into the second half of 2007.

Non-GAAP gross margin for the quarter was 59%, higher than the 54% in the second quarter of 2006, and slightly higher than the 58.9% gross margin in the first quarter of 2007. We aim to maintain close to 60% gross margin levels in quarters to come with a potential increase to above 60% during 2008.

Non-GAAP R&D expenses, net, for the quarter, totaled $1.8 million. This amount included a $0.5 million of R&D grants received from the Israeli Office of the Chief Scientist.

Non-GAAP operating expenses for the second quarter of 2007 totaled $2.9 million, similar to the second quarter last year, and slightly higher than the $2.7 million in the first quarter of 2007. This operating expense level follows low Non Recurring Engineering charges from our chip development subcontractors during the quarter and the Chief Scientist R&D grants. Looking ahead, we expect annual operating expense levels to be in the range of $14 million.

Non-GAAP operating loss for the quarter declined substantially, totaling $0.2 million for the second quarter of 2007, compared to $2.1 million loss in the second quarter of 2006, and compared to a $0.4 million loss last quarter.

Non-GAAP net loss for the quarter totaled $0.1 million, as compared to a $1.9 million net loss in the second quarter last year, and a $0.3 million net loss last quarter.

Our cash balance at the end of June 2007 was $16.3 million, similar to the end of the first quarter. Cash flow used in operating activities continued to decline and totaled $0.6 million, compared to $1.5 million during the first quarter. Long-term debt totaled $4.0 million leaving us with a net cash position of $12.3 million as at the end of the quarter.

Finally, on the subject of share capital, as Eli mentioned, on July 2nd we filed a shelf-registration prospectus on form F-3 for the offering of 2.5 million shares. We intend to use the proceeds from this offering to strengthen our balance sheet and to further increase our ownership interest in EZchip, through the purchase of EZchip ordinary shares issued upon exercise of EZchip employee stock options.

LanOptics’ outstanding share capital at June 30, 2007 totaled 15.8 million shares. Taking into account the 2.5 million new shares proposed to be issued, and assuming the exchange of the two remaining VCs’ EZchip shares for an additional 5 million LanOptics shares, LanOptics will have an estimated outstanding share capital of 23.3 million shares, excluding stock options. As we mentioned in the past, the SWAP transactions are not dilutive, due to the fact that the resulting dilution in each LanOptics shareholder’s percentage of ownership is fully compensated by the increase in LanOptics’ holdings in EZchip.

With that I would like to open the call for the Q&A session, operator….

OPERATOR: Thank you, sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by the one on your touch tone phone. If you wish to decline from the polling process, please press the star followed by a two. If you are using speaker equipment, kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please stand by as we poll for your questions.

The first question is from Satya Chillara of Pacific Group Equity. Please go ahead.

SATYA CHILLARA, Pacific Group Equity: Hi Eli and Dror. A couple of questions. Eli, I know that you are not giving me misguided shares but if I look at the growth predicted for the second half versus first half, basically what are your expectations looking at Q3+Q4 combined?

ELI FRUCHTER: Satya, based on what we already said we are not yet providing guidance. As we said many times in the past, we are still very early in our ramp up. Juniper just started production. Cisco will only start next year. And quarters will still be ramping and based on all of that we don’t feel comfortable providing any guidance.

SATYA CHILLARA: Understood. So you are not prepared to say how the second half will compare to the first half at this point?

ELI FRUCHTER: No, we cannot.

SATYA CHILLARA: OK. Understood. In terms of breakeven, Dror, are you, with the way the numbers came in, are you at this point changing the $6 million breakeven on an EPS basis? Or on a non-GAAP basis? What are your expectations here? Anything changed?

DROR ISRAEL: No, nothing has changed. Operating expense level model is about $3.5 million expenses per quarter and then with gross margins of about 60%, we will breakeven at quarterly revenue levels of about $6 million per quarter.

SATYA CHILLARA: OK. The other question on the 22% of the stake in EZchip. What is the status? And then is that going to be converted into fully LanOptics shares? Any update on that? I know you talked about further dilution being 23.3 million shares, but the dynamics of the timing, can you expand?

DROR ISRAEL: We don’t really know and can’t tell any specific timing. It is something that may happen very soon or may take awhile. We just have to wait and see. It is not in our hands. It is a decision that the VCs remaining will have to take.

SATYA CHILLARA: Got it. OK. Thank you so much.

OPERATOR: The next question is from Brian Coleman of Hawk Hill Asset Management.

BRIAN COLEMAN, Hawk Hill Asset Management: My first question is on the NP-3c for Cisco which began sampling in April 2007. If I overlay your NP-2 timeline from the standpoint of first production it was about 14 months I believe, is that about the same expectation that we should have for the NP-3c? Meaning kind of first revenues mid point of ‘08? Or is there some kind of benefit you get from a learning curve here where we could see them earlier than 2008?

ELI FRUCHTER: Brian, the time from design to production can vary from customer to customer depending upon the urgency of the specific product within that customer. We have seen design cycles that took less than a year and we saw design cycles that took over two years. And I really don’t know. I think that it seems likely to happen during 2008, but I really cannot yet know when exactly in 2008.

BRIAN COLEMAN: Well, could you just maybe qualitatively give us an update on how the first four months of sampling the NP-3c has been? Have there been any issues or has it been effective?

ELI FRUCHTER: Testing is actually showing very good results. And we have not seen anything that is a show stopper, so we feel good about the test results so far.

BRIAN COLEMAN: In the follow-up, now that you kind of named names and we know that Cisco and Juniper are in the folds. The third one that is not in is Alcatel and it is my understanding that they are using, a lot of their current boxes use a processor that they picked up when they acquired Timetra. I am curious in your discussion with Alcatel, is there a feature/functionality issue with respect to the Timetra silicon versus your own? Or is it simply a matter of getting your price points to a point with volume production that makes it a buy decision for them as opposed to a build? Or do they still see the silicon as a point of differentiation in the market?

ELI FRUCHTER: I think that we are in a transition from ASICs to network processors. I don’t think that a transition like that can happen quickly. It is not something that you know one day every is using ASICs and the other day everyone is using network processors. It is a process that takes years and we are just at the beginning of that process, so I believe, obviously, that eventually all ASICs will move to network processors because of the advantages in flexibility and time to market, but it’s not going to happen overnight. Penetration numbers of network processors I think will grow steadily over time, not overnight.

BRIAN COLEMAN: OK. One of the question looking at more long term. You have a slide in your presentation on your web site that has Infonetics that shows the CESR market at $8.4 billion in equipment sales in 2009, I think the year is. If I was to assume just to make the numbers easy, a 50% gross margin on that, that would imply about $4.2 billion kind of cost to goods sold to support that revenue forecast. What percent of that $4.2 billion should I , we, think about as the silicon content as addressable by EZchip or if you want to call it the network processor vendors in general? Is is a 10% number? 5% number?

ELI FRUCHTER: I think that it is difficult to draw a conclusion from that $8 billion. I think that it makes more sense to draw conclusions from the NPU market numbers that were published by The Linley Group. They are saying that by 2008 or ‘09 that the market is going to be $750 million dollars for ASICs and network processors in that space and that network processors will gain about 50% penetration at that time. We are playing in the high-speed segment which is about one-third of that. I think that that’s a better number to try and see what our market size is. It will be much more difficult from the total market for switches and routers.

BRIAN COLEMAN: So then you are looking at a 250 million addressable market in 2008.

ELI FRUCHTER: 2008 or 2009, it is not clear. It depends upon how quickly it will develop.

BRIAN COLEMAN: OK. Thanks very much.

ELI FRUCHTER: Thank you, Brian.

OPERATOR: Thank you, the next question is from Angelo George of Global Consultation, please go ahead.

ANGELO GEORGE, Global Consultation: Hello Eli and Dror. In recent interviews Eli, you projected profitability in the revenue area of $5.5 million, do you feel that that is still valid?

ELI FRUCHTER: Hello Angelo, so with the current level of expenses that we have, which is $14 million a year and $3.5 million a quarter, and margins of 60 percent, the range is between $5.5 to $6 million to get to the break-even point and that is still what we are saying today, obviously that is the level expenses for us to continue and play in the CESR or Carrier Ethernet Switches and Routers market. So if we are to stay in that market, that is the level of expense that we will have to maintain our leadership and develop the NP-4, which is our next main product for that market.

ANGELO GEORGE: As a follow up to that question, with an 18% growth rate quarter by quarter, compounded, is it safe to assume profitability in the first quarter of ‘08?

ELI FRUCHTER: As we said before, we are not providing guidance, and we cannot say that will continue to grow at 18% from quarter to quarter. We cannot yet tell when we will be profitable.

ANGELO GEORGE: Very good, good luck, keep up the good work.

ELI FRUCHTER: Thank you, Angelo.

OPERATOR: Thank you. If there are any additional questions please press the star followed by the one on your touch-tone phone. If you wish to cancel your request, please press the star followed by a 2. Please standby while we poll for more questions.

There are no further questions at this time. Before I ask Mr. Fruchter to go ahead with his closing statement I would like to remind participants that a replay of this call is available in three hours on LanOptics’s website – www.lanoptics.com. Mr. Fruchter?

ELI FRUCHTER: Thank you everyone for joining the call today, we are very happy and excited about our future and look forward to see you on our next call. Goodbye.

OPERATOR: Thank you. This concludes LanOptics' second quarter 2007 Results Conference Call. Thank you for your participation. You may go ahead and disconnect.